Exhibit 99.1

FERRARI N.V.: PERIODIC REPORT ON THE BUYBACK PROGRAM

Maranello (Italy), March 13, 2023 – Ferrari N.V. (NYSE/EXM: RACE) (“Ferrari” or the “Company”) informs that the Company has purchased, under the Euro 200 million share buyback program announced on December 1, 2022, as the second tranche of the multi-year share buyback program of approximately Euro 2 billion expected to be executed by 2026 in line with the disclosure made during the 2022 Capital Markets Day (the “Second Tranche”), the additional common shares - reported in aggregate form, on a daily basis - on the Euronext Milan (EXM) and on the New York Stock Exchange (NYSE) as follows:

	EXM			NYSE				Total
Trading Date (d/m/y)	Number of common shares purchased	Average price per share excluding fees (€)	Consideration excluding fees (€)	Number of common shares purchased	Average price per share excluding fees ($)	Consideration excluding fees ($)	Consideration excluding fees (€)*	Number of common shares purchased	Average price per share excluding fees (€)*	Consideration excluding fees (€)*
06/03/2023	4,335	255.4411	1,107,337.17	—	—	—	—	4,335	255.4411	1,107,337.17
07/03/2023	4,315	256.5283	1,106,919.61	—	—	—	—	4,315	256.5283	1,106,919.61
08/03/2023	4,340	255.0582	1,106,952.59	—	—	—	—	4,340	255.0582	1,106,952.59
09/03/2023	4,380	252.8453	1,107,462.41	6,276	265.3567	1,665,378.65	1,577,959.68	10,656	252.0103	2,685,422.09
10/03/2023	4,450	248.7218	1,106,812.01	9,689	261.7871	2,536,455.21	2,396,046.87	14,139	247.7445	3,502,858.88
Total	21,820	253.6885	5,535,483.79	15,965	263.1903	4,201,833.86	3,974,006.55	37,785	251.6737	9,509,490.34

(*) translated at the European Central Bank EUR/USD exchange reference rate as of the date of each purchase

Since the announcement of such Second Tranche till March 10, 2023, the total invested consideration has been:
•Euro 79,168,368.77 for No. 351,648 common shares purchased on the EXM
•USD 16,293,414.59 (Euro 15,369,516.46*) for No. 68,715 common shares purchased on the NYSE.

As of March 10, 2023, the Company held in treasury No. 12,247,992 common shares equal to 4.77% of the total issued share capital including the common shares and the special voting shares, net of shares assigned under the Company’s equity incentive plan.

Ferrari N.V. Amsterdam, The Netherlands	Registered Office: Via Abetone Inferiore N. 4, I – 41053 Maranello (MO) Italy	Dutch trade registration number: 64060977

Since July 1, 2022 until March 10, 2023, the Company has purchased a total of 1,194,100 own common shares on EXM and NYSE, including transactions for Sell to Cover, for a total consideration of Euro 245,263,564.94.

A comprehensive overview of the transactions carried out under the buyback program, as well as the details of the above transactions, are available on Ferrari’s corporate website under the Buyback Programs section (https://www.ferrari.com/en-EN/corporate/buyback-programs).

For further information:
Media Relations
tel.: +39 0536 949337
Email: media@ferrari.com
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